Exhibit 2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on June 18, 2013
11:30 a.m.
____________________________________
To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders, or the Shareholders’ Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on Tuesday, June 18, 2013, at 11:30 a.m., Israel time, and thereafter as it may be adjourned from time to time.

The agenda of the Shareholders’ Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2013 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.	Approval of a compensation policy for the Company’s directors and officers;

4.	Approval of an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors;

5.	Approval of an amendment to the vesting terms of non-employee directors’ option grants;

6.
Approval of amendments to the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership and its extension for a three-year term; and

7.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Only shareholders of record at the close of business on May 20, 2013 are entitled to notice of, and to vote at, the Shareholders’ Meeting or any adjournment(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about May 21, 2013.

Each of the resolutions to be presented at the Shareholders’ Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders’ Meeting on the matter presented for passage. However, the approval of the proposals under Items 3 and 6 are, and the approval of the proposal under Item 5 may be, required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Shareholders’ Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders’ Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Shareholders’ Meeting other than as specified in this Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Shareholders’ Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders wishing to express their position on an agenda item for the Shareholders’ Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than May 30, 2013.

You are cordially invited to attend the Shareholders’ Meeting. Whether or not you plan to be present at the Shareholders’ Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your vote may be recorded. Under the Company’s Second Amended and Restated Articles of Association, your proxy must be received by 11:30 a.m., Israel time, on June 16, 2013 (two days prior to the Shareholders’ Meeting), to be counted for the Shareholders’ Meeting. If you are a record shareholder present at the Shareholders’ Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders’ Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

May 13, 2013

- ii -

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on June 18, 2013
11:30 a.m.
____________________________________

The annual meeting of shareholders, or the Shareholders’ Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on Tuesday, June 18, 2013, at 11:30 a.m., Israel time, and thereafter as it may be adjourned from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Shareholders’ Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2013 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.	Approval of a compensation policy for the Company’s directors and officers;

4.	Approval of an amendment to the Company’s 1998 Share Option Plan for Non-Employee Directors;

5.	Approval of an amendment to the vesting terms of non-employee directors’ option grants;

6.
Approval of amendments to the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership and its extension for a three-year term; and

7.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2012.

The proxy materials are being mailed to our shareholders as of May 20, 2013, or the Record Date, on or about May 21, 2013.

A form of proxy for use at the Shareholders’ Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders’ Meeting, Ms. Kalia Weintraub, our Chief Financial Officer, and Mr. Eran Zupnik, our EVP of Business Development, or either one of them, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Shareholders’ Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors. In accordance with our Second Amended and Restated Articles of Association, as amended from time to time, or the Articles of Association, your proxy must be received by us by 11:30 a.m., Israel time, on June 16, 2013 (two days prior to the date of the Shareholders’ Meeting) in order to be counted at the Shareholders’ Meeting.

The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders’ Meeting and at any adjournments of the Shareholders’ Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by timely submitting another proxy with a later date, or by attending the Shareholders’ Meeting and voting in person after properly requesting that the proxy submitted be revoked. Shareholders who are not registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must timely present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders’ Meeting.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on May 20, 2013 are entitled to notice of, and to vote at, the Shareholders’ Meeting or any adjournment(s) thereof. As of May 1, 2013, we had 10,692,371 issued and outstanding ordinary shares (this number does not include 85,655 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Shareholders’ Meeting. Our Articles of Association do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Shareholders’ Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Shareholders’ Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Shareholders’ Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Shareholders’ Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders’ Meeting on the matter presented for passage. However, the approval of the proposals under Items 3 and 6 are, and the approval of the proposal under Item 5 may be, required to comply with additional special “disinterested” voting requirements as set forth herein.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares as of May 1, 2013 (except as otherwise indicated below). Each of our shareholders has identical voting rights with respect to each of its shares.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,841,440	26.6%
Zohar Zisapel (7)	841,976	7.9%

___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 1, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,692,371 ordinary shares outstanding as of May 1, 2013. This number of outstanding ordinary shares does not include a total of 85,655 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 33.2% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.8% and 28%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
According to information provided by Hemi Raphael, Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. According to information provided by Mr. Fridrich, Mr. Fridrich directly owns 148,567 ordinary shares, which constitute approximately 1.4% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,393,309 ordinary shares, which constitute approximately 59.8% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,356,878 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 64.1%, 64% and 61.2%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Based upon a Schedule 13D/A filed with the SEC on December 22, 2010, on previous Schedule 13D filings by the persons referenced herein and on other information known to us. Bonstar, an Israeli company, currently holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 24, 2013, reporting holdings as of December 31, 2012. According to the information included in such Schedule 13G/A, Zohar Zisapel is an Israeli citizen. The holdings of Mr. Zisapel consist of: (i) 841,726 ordinary shares held by the Mr. Zisapel and (ii) 250 ordinary shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Shareholders’ Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than eight members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Barry Ben Zeev and Mordechai Bignitz. Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection. Mordechai Bignitz and Barry Ben Zeev are both external directors whose current service terms expire in December 2014 and December 2015, respectively.

General

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, the persons named as proxies, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE MKT Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE MKT Company Guide and from the NYSE MKT Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, each of the director nominees provided us with a “Declaration of Competence” prior to the publication of the notice of annual meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Oded Akselrod, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 51,745 (equivalent to approximately $14,426) and an attendance fee of NIS 1,830 (equivalent to approximately $510) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Option Plan. For proposed amendments to the terms of our 1998 Option Plan and to the vesting terms of options granted under the 1998 Option Plan to non-employee directors see Items 4 and 5 herein.

Messrs. Nehama, Fridrich and Raphael waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, or the Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. Based on the terms of the Management Services Agreement, in consideration of the performance of the management services and the board services, we agreed to pay Kanir and Meisaf an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law, in equal parts and quarterly payments. Following extensions approved by our Audit Committee, Board and shareholders, the current term of the Management Services Agreement is until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. For proposed amendments to the Management Services Agreement and its extension by a three-year term, see Item 6 herein.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	58	Chairman of the Board and Director
Ran Fridrich(1)	60	Director and Chief Executive Officer
Hemi Raphael	61	Director
Oded Akselrod(2)(3)	66	Director
Anita Leviant(1)	58	Director
__________________________
(1)	Member of the Company’s Advisory Committee.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004.. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd. and Geva Dor Investments Ltd.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and representing investors and leading global and financial projects and cross border transactions. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd.

Information about Mordechai Bignitz and Barry Ben Zeev, our external directors (whose current terms in office expire in December 2014 and December 2015, respectively):

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as the chairman of the investment committee of Migdal Capital Markets, one of Israel's largest investment houses. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC) and from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER). From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of Israel Financial Levers (IFL) Ltd. (TASE: LVR). Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders’ Meeting.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2013 and until the next annual meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of the Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent registered public accounting firm during 2011 until the appointment of Somekh Chaikin.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2011 and 2012, respectively:

	2011	2012
	(in thousands of U.S. Dollars)
Audit Fees(1)	$93	$87
Audit-Related Fees(2)	-	-
Tax Fees(3)	$23	$32
All Other Fees	-	-

Total	$116	$119
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders’ Meeting.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2013, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

ADOPTION OF A COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

On December 12, 2012, amendment no. 20 to the Companies Law, or Amendment No. 20, became effective. Amendment No. 20 revised the approval process of arrangements with “office holders” (i.e., the chief executive officer, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the chief executive officer) as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment.

General

Among its other provisions, Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of office holders, or the Compensation Policy, on or before September 12, 2013, after taking into consideration the recommendations of the compensation committee. Amendment No. 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

Amendment No. 20 provides that a company’s board of directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on reasons that will be set forth in the resolutions, and after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

A Compensation Policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Amendment No. 20 provides that the Compensation Policy will be determined and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder. In addition, Amendment No. 20 requires that a Compensation Policy include, among other things, consideration of certain issues and include certain instructions.

Following the recommendation of our Compensation Committee, our Board of Directors approved, and recommends that our shareholders approve, a Compensation Policy in accordance with the provisions and requirements of Amendment No. 20, in the form attached hereto as Exhibit A. The proposed Compensation Policy includes, among other issues, guidelines with respect to the structure of the bonus plans for directors and officers, the maximum monthly aggregate fixed base salary and benefits that the Company may pay each of the directors and officers and the maximum amount of bonus and value of equity-based compensation (at the date of grant) that the Company may pay or grant its directors and officers, as the case may be.

Required Vote

As noted above, the approval of the Compensation Policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, together or with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the positions they hold.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the Compensation Policy. Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in a matter presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

AMENDMENT TO THE 1998 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

Background

As noted under Item 1 above and as previously approved by our shareholders, each of our non-employee and external directors is granted options to purchase 1,000 ordinary shares on an annual basis pursuant to the terms of our 1998 Option Plan. The current terms of the 1998 Option Plan provide that such annual option grants become fully exercisable upon the grant date.

General

As the terms of our Compensation Policy, discussed and set forth under Item 3 above, require a minimum one-year period prior to vesting of option grants, our Board of Directors approved, and recommends that our shareholders approve, an amendment to the terms of the 1998 Option Plan to allow for such vesting schedule with respect to options that will be granted following the Shareholders’ Meeting. Our 1998 Option Plan was filed as Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders’ Meeting.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the following amendments to Section 5.2.3 of our 1998 Option Plan:

“Exercisability. Each Option granted pursuant to Section 5.1 shall become ~~fully exercisable immediately upon issuance~~ exercisable based on the vesting schedule determined in accordance with the requisite approvals under applicable law. Options not exercised before the applicable expiration periods designated in Section 5.2.4. below shall terminate upon the expiration thereof.”

The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

AMENDMENT TO THE VESTING TERMS OF NON-EMPLOYEE DIRECTORS’ OPTION GRANTS

Background

As noted under Items 1 and 4 above and as previously approved by our shareholders, each of our non-employee and external directors is granted options to purchase 1,000 ordinary shares on an annual basis pursuant to the terms of our 1998 Option Plan. Based on the approval of our shareholders and the terms of the 1998 Option Plan (prior to the adoption of the proposed amendment under Item 4 above), all options granted to our non-employee directors and external directors become fully exercisable upon issuance.

General

Based on the Compensation Policy proposed under Item 3 and subject to the approval of the amendment to our 1998 Option Plan proposed under Item 4, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, that future option grants under our 1998 Option Plan to current and future non-employee directors will not be immediately exercisable but will vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

This resolution will not apply to options granted under our 1998 Option Plan to our incumbent external directors in their current term, as the terms of service of our external directors cannot generally be revised during their term in office (a three-year term).

Required Vote

Pursuant to the Companies Law, the terms of service of members of our Board of Directors that are in compliance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and our shareholders by the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

Pursuant to the transitional provisions of Amendment No. 20, until the adoption of a Compensation Policy by a public company such as the Company, the terms of service of members of the board of directors require the approval of the Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that such shareholder approval is required to also meet the “special majority” requirement set forth in Item 3 above. Therefore, to the extent the proposal set forth under Item 3 is not approved at the Shareholders’ Meeting, the aforementioned “special majority” requirement will apply to this proposal.

As a “special majority” may be required, the Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposal. Otherwise, to the extent the “special majority” set forth above will be required, the shareholder is not eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see “Item 3: Required Vote.”

For the avoidance of doubt, if this proposal is not approved by the requisite majority, our non-employee directors will continue to be eligible to receive option grants under the current vesting terms.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the amendment to the vesting schedule of options granted to current and future non-employee directors as set forth in the Proxy Statement.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

AMENDMENTS TO THE MANAGEMENT SERVICES AGREEMENT AMONG THE COMPANY, MEISAF
BLUE & WHITE HOLDINGS LTD. AND KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP
AND ITS EXTENSION FOR A THREE-YEAR TERM

Background

Since March 31, 2008, Meisaf, an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board and a controlling shareholder, and Kanir (another controlling shareholder who currently has two representatives on our Board of Directors, Messrs. Hemi Raphael and Ran Fridrich, who also serves as our CEO) have been providing us management and board services in accordance with the Management Services Agreement. The Management Services Agreement was attached as Exhibit A to the proxy statement filed with the SEC on Form 6-K on December 1, 2008.

Pursuant to the Management Services Agreement, Meisaf and Kanir provide management services and board services and advise and provide assistance to our management concerning our affairs and business. These services have been, and are expected to continue to be, provided by Mr. Nehama, who also serves as the Chairman of our Board or Directors, Mr. Fridrich, who also services as our CEO, and Mr. Raphael, who serves as an active director and as a member of the board of directors of Dorad Energy Ltd.

In consideration of the performance of the management services and the service of their representatives as members of our Board of Directors, Meisaf and Kanir are paid an aggregate annual fee in the amount of $250,000, in equal parts and quarterly payments. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. We also provide Messrs. Nehama, Fridrich and Raphael, with office space and secretarial services in connection with their services to us. The Management Services Agreement includes a waiver by the Board of Directors representatives of Meisaf and Kanir of any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our Board of Directors, and Kanir and Mr. Fridrich have also waived any additional fees or benefits in connection with the provision of CEO services by Mr. Ran Fridrich since January 2009.

The original term of the Management Services Agreement was until March 31, 2010. At each of the annual general meetings of our shareholders held on December 30, 2009, December 22, 2010 and December 20, 2011, our shareholders approved extensions to the term of the Management Services Agreement and accordingly the Management Services Agreement is currently in effect until the earlier of: (i) March 31, 2015, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

General

Increase of Management Services Fee

In light of the ongoing and expected future contribution and involvement of Messrs. Nehama, Fridrich and Raphael to and in our business and operations, our Compensation Committee, Audit Committee and Board of Directors discussed and approved, and recommend that our shareholders approve, an increase in the annual aggregate fee paid to Meisaf and Kanir from $250,000, plus applicable value added tax, to $400,000, plus applicable value added tax, commencing on the date of the Shareholders’ Meeting.

In their deliberations, our Compensation Committee, Audit Committee and Board of Directors contemplated, among other things, the considerations and issues as required by Amendment No. 20 to the Companies Law.  Our Compensation Committee, Audit Committee and Board of Directors considered, among other things:

o
The alternative cost of obtaining the services of an active chairman of the board and active director and of employing a chief executive officer in a full-time position, based on the Compensation Policy as recommended by our Compensation Committee and approved by our Board of Directors and on the compensation terms for similar positions held in Israeli public companies with similar features;

o
The extent of time and the type of services provided by Meisaf’s and Kanir’s representatives, including, among other things, the provision of CEO, active chairman and active director services, the ongoing management of our operations, evaluating, negotiating and consummating business acquisitions, the management of our funds and financial affairs, discussions with potential investors and the management of our investor relations activities and the management of our financing activities;

o
The increase in the scope of services provided to us by Messrs. Nehama, Fridrich and Raphael since the original effective date of the Management Services Agreement (March 31, 2008), due, among other circumstances, to the appointment of Mr. Fridrich as our CEO and to the substantial increase in our operations and activities, both local and foreign, including the increase in the number of employees and local and foreign subsidiaries.

Extension of the Management Services Agreement and Amendment of Termination Provision

Our Compensation Committee, Audit Committee and Board of Directors further approved, and recommend that our shareholders approve, an extension of the term of the Management Services Agreement until a date that is three years following the date of the Shareholders’ Meeting and an amendment to the Management Services Agreement to add an option for the parties to terminate the Management Services Agreement with a prior written notice of six (6) months. Therefore, if the proposed amendment is approved, the term of the Management Services Agreement will be until the earlier of (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir.

Required Vote

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to the holdings of Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.  Pursuant to Sections 270(4) and 275 of the Companies Law, the receipt of services from a controlling shareholder, including through an entity such controlling shareholder controls and the Terms of Service and Employment of a controlling shareholder, requires the approval, in the following order, of: our Audit Committee (or Compensation Committee with respect to Terms of Service and Employment of a controlling shareholder), our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders’ Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction does not exceed 2% of our outstanding voting rights.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a “personal interest” in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see “Item 3: Required Vote.”

For the avoidance of doubt, if this proposal is not approved by the requisite majority, the validity of the Management Services Agreement as currently in effect will not be affected.

Proposal

At the Shareholders’ Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Management Services Agreement among the Company, Meisaf and Kanir and its extension by a three-year term, all as described in the Proxy Statement.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2012, will be presented for discussion at the Shareholders’ Meeting.

Our audited financial statements for the year ended December 31, 2012 are included in our 2012 Annual Report on Form 20-F, which was filed with the SEC on March 25, 2013. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2012, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Shareholders’ Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Shareholders’ Meeting, it is intended that Kalia Weintraub and Eran Zupnik, the persons named as proxies, or either one of them, will vote the shares in accordance with his or her respective discretionary authority and best judgment.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
May 13, 2013

Exhibit A

Ellomay Capital Ltd.

Directors and Officers Compensation Policy

As approved on [_______]

1.	Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and Officers1 (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders' ability to influence the compensation of the Company's Directors and Officers.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the Compensation Policy.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and ensure that:

2.1.1.	Officers' interests are as closely as possible aligned with the interests of Ellomay's shareholders;

2.1.2.	The correlation between pay and performance will be enhanced;

1  i.e. "Office Holders," as such term is defined in the Companies Law.

2.1.3.	Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.	Company Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The organs involved in the determination of the Compensation Policy are:

2.2.1.
Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

2.2.2.	Board of Directors (“BOD”) – Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management that  will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of Officers and the average and median salaries of the rest of the employees (including contractors), as well as the ratio between the total cost of employment of each of the Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.

4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Fixed Base Salary, Director Fees or Management Service Fee – Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The fixed base salary correlates to the Officer's skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

•
Social and Incidental Benefits –Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a predefined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

5.1.	Fixed Compensation:

Fixed Compensation (base salary and benefits ) for the Company’s Officers will be as detailed in the following table

Position	Total Fixed Compensation monthly maximum in NIS** and USD***
Chairman*	Up to 88,000 NIS (23,150 USD)
CEO*	Up to 110,000 NIS (28,950 USD)
Officer Reporting to CEO	Up to 93,500 NIS (24,600 USD)
Active Director*	Up to 66,000 NIS (17,370 USD)

* The Company’s Chairman of the BOD, CEO and Active Director are currently representatives of the Company’s controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.

** These amounts will be linked to increases in the Israeli CPI

*** USD rate of 3.8 NIS

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy.

5.2.	Fixed Base Salary:

5.2.1.	Determining the Fixed Base Salary of the Company’s Officers

The Fixed Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data;

•	Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer;

•	Education, skills, expertise, professional experience and achievements of the Officer;

•	Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company; and

•	The Company's financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer's skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.	Market Comparisons (Benchmark):

In order to set the Fixed Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech ;

•
Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on the NASDAQ or NYSE markets and their market cap and/or shareholders' equity are close to that of Ellomay; and

•	Companies competing with Ellomay for managerial talent and for potential Company Officers in particular.

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary Fixed Base Salary range for similar roles (including data distribution);

•	Customary range for Annual Bonus (in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary); and

•	Customary fringe and other benefits.

5.2.1.2.	Internal comparison – gaps between Officers' compensation and between the Officer and the rest of the employees:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of all other Company Officers at the same level; and

•	The ratio between the Officer's cost of employment and the salary and cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.2.2.	Annual salary review principles and indexing:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers' pay.

5.2.3	Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.3.	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

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Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors' and Officers' compensation and their variable compensation are as follows:

Position	Annual Variable Compensation in Cash	Annual Equity Based Compensation *
Chairman	Up to 6 monthly base salaries or the equivalent thereof	--
CEO	Up to 6 monthly base salaries or the equivalent thereof	Up to 6 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to 6 monthly base salaries	Up to 6 monthly base salaries
Non-Employee and External Directors	--	Fixed grant pursuant to the Company's Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	--

*At the time of grant

The aggregate variable performance based compensation (cash and equity) shall not exceed 9 monthly base salaries on an annual basis.

5.3.2.	Annual Bonus Principles

An Annual Bonus Plan may be approved for a specific fiscal year.  An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:

•	The duration of the bonus plan;

•	The financial measure for calculating the bonus for a Director or Officershall be chosen from between the Market Cap, Operating Income or Equity;

•	The percentage from the selected measure that will be paid to each Directoror Officer as a bonus;

•	The threshold condition for the payment of the bonus will be the existence of operating profit during the plan period;

•	Target Bonus definition – the Target Bonus is the bonus paid when goals are met at precisely 100%;

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Maximum Bonus – the maximum bonus for a Director or Officer per annum will not exceed 6 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2 monthly base salaries;

•	The measures and their weights used to assess the Directors' or Officers' success and calculate the bonus; and

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Payment terms – to the extent the bonus exceeds 3 monthly base salaries, any such excess will be paid to the Officer or Director only following the approval of the results of the subsequent year and subject to there being no decrease during such subsequent year in the financial measure used to calculate the bonus.

5.3.2.1.	Defining the Bonus Plan Measures and Targets

As part of the development of an annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of Company Officers' or Directors' performance during the year. The Plan will include 2 types of measures:

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Company Measures – Financial measures for Company performance such as: Market Cap, Operating Income, Equity, etc. These measures will be the same for all Company Officers and Directors and will have a weight of between 80%-100% of the total bonus.

•
Managerial Appraisal – An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success. The managerial appraisal score will have a weight of up to 20% of the total bonus.

5.3.2.2.	Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:

•	The recipient’s contribution to the development of Company's business beyond the recipient’s direct responsibility;

•	The Quality and speed of the recipient’s reaction to crises and other unexpected events; and

•	The overall managerial performance of the recipient’s, motivating employees and leadership.

5.3.2.3.	Grant payment and refunding mechanism

The Annual Bonuses will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report. Such refund will be made within 6 months of publication of the restated financial statements.

5.3.1.	Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:

5.3.1.1.	Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•	The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed 50% of the aggregate compensation.

•	The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.

•	The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.

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Options granted to Directors under the current option plan of the Company will vest in one installment on the first anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over a period of not less than three years from the date of grant.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.3.1.2.	Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

5.3.1.3.	Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.	Additional terms and fringe benefits

5.4.1.	Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the Fixed Monthly Salary and matching deductions will be made from the Officers' salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance with the Officer’s choice concerning the contributions to pension insurance.

5.4.2.	Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer's Fixed Monthly Salary and deduct 2.5% from the Officer's Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.

5.4.3.	Company Car / Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.

5.4.4.	Expenses and incidentals

Officers will be entitled for reimbursement for any expenses incurred in the course of performing their roles, according to relevant Company procedures.

5.4.5.	Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.	Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.

6.	Termination Terms

Company Officers will be entitled to an Advance Notice period prior to termination of employer / employee relations of up to 6 months.

The actual Advance Notice period for each Officer will be determined by the prior to signing the employment agreement with the Officer.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.

7.	Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

8.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law.  The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law.

9.	Policy maintenance – Authority and Responsibility

9.1.	Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.

9.2.	Approval of changes to the Compensation Policy

Updates to this policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by Companies Law.